Curaleaf Holdings, Inc. Investor Relations Curaleaf Completes Buyout of Remaining Stake in Germany's Four 20 Pharma STAMFORD, Conn., April 30, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, has completed the buyout of the remaining 45% stake not previously owned in Four 20 Pharma GmbH, a fully EU-GMP and GDP licensed German producer and distributor of medical cannabis. Four 20 Pharma is recognized for its high-quality cultivation, pharmaceutical-grade processing, and comprehensive distribution network across Germany and select European markets, serving nursing homes, pharmacies, and research institutions. The company's commitment to compliance, patient care, and scientific rigor positions it as a cornerstone of Europe's medical cannabis ecosystem. The full acquisition of Four 20 Pharma strengthens Curaleaf's vertically integrated, global supply chain, from owned cultivation sources in Portugal and Canada through to licensed distribution across Germany, delivering a true seed-to-patient quality guarantee and full oversight at every stage. Since the initial agreement in 2022, Curaleaf and Four 20 Pharma have collaborated closely to expand patient access, advance research initiatives, and streamline the international medical cannabis supply chain, validating a data-driven approach to education, cultivation, and product development. "Completing this buyout of the remaining stake in Four 20 Pharma reinforces our commitment to Europe and underscores the strategic importance of building high-quality, locally anchored operations in a market that will continue to grow exponentially," said Boris Jordan, CEO and Chairman of Curaleaf. "Four 20 Pharma's leadership in production, compliance, and distribution allows us to expand patient access to medical cannabis while driving innovation across the international market. This investment has been a meaningful, strategic anchor in our international strategy, and we're looking forward to continued long- term growth in Europe." "Joining the Curaleaf family as a fully integrated subsidiary marks an exciting new chapter for Four 20 Pharma," said Torsten Greif, Founder and Managing Director of Four 20 Pharma. "We built this company on an uncompromising commitment to quality, compliance, and patient care, values that align perfectly with Curaleaf's international mission. Together, we are uniquely positioned to set the standard for medical cannabis across regulated markets worldwide." Building on Four 20 Pharma's success in Germany, Curaleaf has already launched the Four 20 brand in the United Kingdom and Poland and intends to continue expanding the brand across additional international markets, leveraging the blueprint of quality and compliance that has made Four 20 Pharma one of Germany's most trusted medical cannabis brands. The partnership reflects Curaleaf's broader international strategy of combining local expertise with global scale to build the world's leading international cannabis company. For more information on Curaleaf and its operations, visit https://curaleaf.com/ About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. About Four 20 Pharma GmbH Four 20 Pharma GmbH is a leading, fully EU-GMP & GDP licensed European producer and distributor of medical cannabis with industry-leading product quality and best-in-class regulatory expertise. Four 20 Pharma entered the German market with the vision to guarantee continuous patient care, and since the launch in 2020 of its "420NATURAL" brand, the company has created a steady supply chain to deliver the best possible cannabis products to its patients. The company employs 110 team members and is based in Paderborn, Germany. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the acquisition of Four 20 Pharma. Such forward- looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com Four 20 Pharma GmbH Media Contact: Oliver Kirch 420pharma@heyst.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-04-30-Curaleaf-Completes-Buyout-of-Remaining-Stake-in-Germanys-Four-20-Pharma